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Exhibit 12.2

COMMONWEALTH REIT
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations	$61,809	$(61,146)	$67,350	$60,575	$71,861
Equity in earnings and gains on equity transactions of investees	(22,554)	(43,272)	(6,546)	—	—
Fixed charges before preferred distributions	195,024	183,433	173,458	180,553	172,060
Distributions from investees	16,617	16,119	4,975	—	—
Capitalized interest	—	—	—	—	(489)

Adjusted Earnings	$250,896	$95,134	$239,237	$241,128	$243,432

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$195,024	$183,433	$173,458	$180,553	$171,571
Capitalized interest	—	—	—	—	489
Preferred distributions	46,985	47,733	50,668	50,668	60,572

Combined Fixed Charges and Preferred Distributions	$242,009	$231,166	$224,126	$231,221	$232,632

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.0x	0.4x (1)	1.1x	1.0x	1.0x

(1)
The deficiency for this period was $136,032 and reflects a loss on asset impairment of $127,740.

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  Exhibit 12.2